A special meeting of Shareholders of the American
Beacon Bridgeway Large Cap Growth II Fund, a series in the American Beacon Funds (the Trust), was held on December
14, 2017. The Shareholders approved the Plan of Reorganization and Termination to reorganize the American Beacon Large Cap Growth II Fund into the American Beacon Bridgeway Large Cap Growth Fund, another series of the
Trust. Approval of this proposal required a majority of the outstanding voting securities of each Fund. The following are the results of the shareholder votes for this proposal:

For
2,231,976.33

Against
59.90

Abstain
63,528.24

Non-Voting
1,028,075.45